Exhibit 99.2

China Nepstar Chain Drugstore Appoints Ms. Rebecca Yingnan Zhang as Chief Operating Officer

SHENZHEN, China, November 26, 2014 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) ("Nepstar" or the "Company"), a leading retail drugstore chain in China based on the number of directly operated stores, today announced the appointment of Ms. Rebecca Yingnan Zhang as the Company's Chief Operating Officer, effective immediately.

Ms.Zhang has over 20 years of experience in the pharmaceutical industry and joined Nepstar in March 1999. Prior to Ms. Zhang’s appointment as the Company’s Chief Operating Officer, she served as executive vice president in charge of procurement, merchandising, logistics and quality departments starting from April 2014. She was the Company’s vice president of procurement and merchandising from January 2009 to April 2014. Prior to that Ms. Zhang served as head of procurement department. Ms. Zhang received a bachelor’s degree in microbiological pharmaceutical in 1991 from Shenyang Pharmaceutical University.

"As a seasoned veteran at Nepstar, Rebecca fully understands our business strategies, development plans, and operations. We believe her strong execution skill and close collaboration with the management team will help improve the Company's business performance. We look forward to Rebecca’s continued contribution to our growth and to maximize shareholder value," commented Mr. Fuxiang Zhang, the Company's chief executive officer.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of September 30, 2014, the Company had 2,048 directly operated stores across 77 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar provides its customers with high-quality, professional and convenient pharmaceutical products and services, in addition to a diverse selection of merchandises, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar's strategies of centralized procurement, competitive pricing, customer loyalty programs and private label offerings have enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please visit http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Zixin Shao

Chief Financial Officer

China Nepstar Chain Drugstore Ltd.

Tel: +86-755-2641-4065

Email: ir@nepstar.cn

Mr. Dixon Chen

Investor Relations

Grayling

Tel: +1-646-284-9403

Email: npd@grayling.com